FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2024

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

5140 Yonge Street, Suite 1900

Toronto, Ontario

Canada M2N 6L7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished Herewith (and incorporated by reference herein)

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into all effective registration statements (and into any prospectus that forms a part of any such registration statement) filed by Celestica Inc. with the Securities and Exchange Commission, and deemed to be a part thereof, from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by Celestica Inc. under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

Exhibit No.	Description

99.1*	Amended and Restated Credit Agreement, dated as of June 20, 2024, made by and among Celestica Inc., an Ontario corporation, Celestica International LP, an Ontario limited partnership, and Celestica (USA) Inc., a Delaware corporation, as Borrowers, certain subsidiaries of Celestica Inc. from time to time party thereto, as Guarantors, each Lender from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C issuer.

* Certain schedules to this exhibit (indicated by “[**REDACTED**]”), have been omitted pursuant to Canadian securities regulations. Such omissions do not contain information material to an investment or voting decision, and are of the type that the registrant treats as private or confidential, and are therefore permitted under applicable U.S. securities regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2024
CELESTICA INC.

	By:	/s/ Douglas Parker
Douglas Parker
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1*	Amended and Restated Credit Agreement, dated as of June 20, 2024, made by and among Celestica Inc., an Ontario corporation, Celestica International LP, an Ontario limited partnership, and Celestica (USA) Inc., a Delaware corporation, as Borrowers, certain subsidiaries of Celestica Inc. from time to time party thereto, as Guarantors, each Lender from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C issuer.

* Certain schedules to this exhibit (indicated by “[**REDACTED**]”), have been omitted pursuant to Canadian securities regulations. Such omissions do not contain information material to an investment or voting decision, and are of the type that the registrant treats as private or confidential, and are therefore permitted under applicable U.S. securities regulations.